2/3/03

SECURITIES ... 03002002 ...ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- ~~02-474~~ 2474

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING JAN 21 2003 WASH. D.C. 155 SEC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2001 (MM/DD/YY) AND ENDING October 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Trumbull Street
(No. and Street)

Hartford,	Connecticut	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Coburn (860) 522-7171
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if individual, state last, first, middle name)

231 Farmington Avenue	Farmington	Connecticut	06032
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OLYD4S control number.

OATH OR AFFUMATION

I, Barry Coburn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of October 31, 192002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

signature

Pres

Title

Notary Public

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

Board of Directors
Coburn & Meredith, Inc.
150 Trumbull Street - 6th Floor
Hartford, Connecticut 06103

We have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. (a Connecticut corporation) as of October 31, 2002, and the related statements of loss, changes in stockholders' equity and cash flows, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of October 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 through 3 are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,
Bernardi & Company LLC
BERNARDI & COMPANY LLC
Certified Public Accountants

December 18, 2002

We present the following report as of October 31, 2002:

Exhibit A -	Statement of Financial Condition as of October 31, 2002.
Exhibit B -	Statement of Loss for the Year Ended October 31, 2002.
Exhibit C -	Statement of Changes in Stockholders' Equity for the Year Ended October 31, 2002.
Exhibit D -	Statement of Cash Flows for the Year Ended October 31, 2002.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of October 31, 2002.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of October 31, 2002.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of October 31, 2002.

EXHIBIT A

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002

ASSETS

Assets:		
Cash		$ 59,523
Receivables:		
Brokers and dealers clearance accounts	$ 129,785	
Other - good faith deposit	25,175	
Securities owned at market value	3,300	
Non-customer - registered representatives	59,210	
Total Receivables		217,470
Equipment, net of accumulated depreciation of $549		10,165
Other Assets		38,388
TOTAL ASSETS		$ 325,546

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other accrued expenses		$ 168,641
Commitments and Contingencies		
Stockholders' Equity:		
Class A Preferred stock, 5% cumulative - $1,000 par value; 1,000 shares authorized, 198 shares issued and outstanding	$ 198,000	
Class B Preferred stock, 4 1/2% non-cumulative - $100 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	100,000	
Common stock, $1 par value; 10,000 shares authorized; 470 shares issued and outstanding	470	
Paid-in capital	53,060	
Retained earnings	(194,625)	
Total Stockholders' Equity		156,905
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 325,546

See Accompanying Notes

EXHIBIT B

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF LOSS
FOR THE YEAR ENDED OCTOBER 31, 2002

Revenues:		
Securities commissions	$ 1,631,866	
Net gains on principal transactions	203,565	
Selling commissions on other investments	553,942	
Interest income	107,879	
Other income	4,853	
Total Revenues		$ 2,502,105
Operating Expenses:		
Salaries and commissions	1,680,524	
Payroll taxes	103,138	
Employee benefits	85,152	
Clearing expense	269,108	
Information expense	161,516	
Computer supplies	16,445	
Rent	136,262	
Depreciation and amortization	549	
Repairs and maintenance	2,971	
Communications	69,384	
Insurance	16,364	
Professional fees	58,292	
Utilities	2,507	
Licenses and fees	50,003	
Equipment expense	9,208	
Office expense	32,286	
Postage	25,845	
Property taxes	22,721	
Bad debt expense	15,018	
Advertising	2,200	
Interest expense	3,543	
Moving expense	3,052	
Travel and entertainment	5,329	
Settlement expense	4,000	
Total Operating Expenses		2,775,417
Loss Before Provision for Income Taxes		(273,312)
Provision for income taxes		456
Net Loss for the Year		$ (273,768)

See Accompanying Notes

EXHIBIT C

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2002

	Capital Stock					
	Class A Preferred	Class B Preferred	Common	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balances - November 1, 2001	$ -	$ 110,000	$ 720	$ 65,510	$ 79,143	$ (22,700)
Issuance & proceeds related to preferred shares	198,000	(10,000)	(250)	(12,450)	-	22,700
Net loss	-	-	-	-	(273,768)	-
Balances - October 31, 2002	$ 198,000	$ 100,000	$ 470	$ 53,060	$ (194,625)	$ -

See Accompanying Notes

EXHIBIT D

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2002
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net loss		$ (273,768)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 549	
Officer's life insurance change in cash value	3,764	
Change in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivables	(93,377)	
Non-customer registered representatives	(5,283)	
Other assets	(4,060)	
Accounts payable and accrued liabilities	150,738	
Total Adjustments		52,331
Net Cash Used In Operating Activities		(221,437)
Cash Flows From Investing Activities:		
Loan proceeds from life insurance policy	36,269	
Capital expenditures	(10,714)	
Net Cash Provided By Operating Activities		25,555
Cash Flows Provided By Financing Activities:		
Proceeds from preferred stock issuance		198,000
Net Increase in Cash		2,118
Cash at the Beginning of Year		57,405
Cash at the End of Year		$ 59,523
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 3,543
Income taxes		$ 456

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Accounting Policies:

General:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Hartford, Connecticut with a branch office in Boston, Massachusetts, which deals in listed and OTC securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Securities Transactions:

The statement of financial condition reflects all securities positions utilizing the settlement-date basis, which is not materially different from the trade-date basis. In determining profit and loss, unrealized gains and losses on all securities transactions and related commissions are recognized on a trade-date basis.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The effective income tax rate differs from the statutory income tax rate due to the tax effect of temporary and permanent differences. Differences between income for financial reporting and tax return purposes result primarily from accelerated depreciation, accrued wages of stockholders, and non-deductible entertainment expenses.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets.

Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. When a depreciable asset is retired or sold, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Clearing Arrangements:

The Company clears security transactions through the Pershing Division ("Pershing") of Donaldson, Lufkin & Jenrette Securities Corporation, whereby Pershing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. Under specific terms of the agreement, Pershing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company. The Company also maintains a margin account with Pershing through which it executes its own principal trading activities.

Under these agreements, the Company is required to maintain a minimum cash deposit of $25,000 on which it receives interest at 1% below the average broker's call rate. The Company may draw on commissions and principal trading gains as they are earned.

Note 3 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	456
Total	$ 456

For the year ended October 31, 2002, the Company incurred a net operating loss of $ 271,104.

As of October 31, 2002, the Company had a federal net operating loss carryforward of $934,618, of which $214,931 will expire in 2017, $203,847 will expire in 2018, $116,245 will expire in 2019, $17,723 will expire in 2020, $110,768 will expire in 2021 and $271,104 will expire in 2022.

As of October 31, 2002, the Company had a state net operating loss carryforward of $659,257, of which $147,791 will expire in 2003, $115,678 will expire in 2004, $13,916 will expire in 2005, $110,768 will expire in 2006 and $271,104 will expire in 2007.

Note 4 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. In April 2002, the Company requested and was granted a change regarding the minimum net capital requirement. The minimum net capital requirement was changed from $100,000 to $50,000. For the year ended October 31, 2002, the Company must now maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness.

As of October 31, 2002, the Company had net capital of $50,331, which was $331 in excess of the minimum required.

Note 5 - Commitments and Contingencies:

Leases:

During December 1995, the Company entered into an eighty-month operating lease for its Hartford facility. The first six months and the last two months of the rent payments were abated. The Company is obligated to pay a proportionate share of any increase in real estate taxes and certain operating expenses over actual operating expenses for base calendar year 1997. There was a renegotiation of lease terms effective April 2002. The Company is now on a month-to-month basis. Monthly payments of $7,359.34 were made from November 2001 through March 2002; monthly payments of $3,049.80 were made from April 2002 through October 2002. Total rent expense for the Hartford location was $58,146 for the year ended October 31, 2002.

In May 1999, the Company entered into a three-year lease for its Boston office. The Company is obligated to pay a proportionate share of any increase in property taxes and operating expenses over the base calendar year 1999. Monthly payments of $4,687.50 were paid from November 2001 through June 2002. Effective July 2002, rental payments increased to $5,287.50. In addition, the preexisting security deposit was applied against the Company's rent obligation of this Boston facility. Total rent expense for this Boston location was $63,266 for the year ended October 31, 2002.

In September 2002, the Company entered into a sub-lease for the new location of its Boston office, covering two and one-half years through February 15, 2004. The lease term calls for monthly payments of $7,150. In addition, the Company is obligated to pay a proportionate share of any increase in property taxes and operating expenses over the base calendar year 2002. The Company is also obligated to pay $275 per month to cover electrical charges. There is no option to renew at the end of the lease term. Total rent expense for this Boston location was $14,850 for the year ended October 31, 2002.

Note 5 - Commitments and Contingencies (Continued):

Related Party Leases:

Effective November 1, 2001, the Company entered into leases for computer equipment and furniture from the majority shareholder which have been classified as operating leases. The lease for the computer equipment is for a term of 25 months, with monthly payments of $930. The lease for the furniture is for a term of 84 months, with monthly payments of $580.

As of October 31, 2002, future minimum lease payments under noncancellable operating leases and principal payments under capital leases are as follows:

2003	$ 102,990
2004	92,760
2005	35,560
2006	6,960
2007	6,960
Thereafter	5,800
Total minimum lease payments	$ 251,030

Contingency / Subsequent Events:

The Company has been named as one of several defendants in a proposed class action lawsuit, and the proposed plaintiffs are purchasers of initial public offerings from underwriting syndicates that employ limited price stabilization practices known in the industry as "penalty bids" in the secondary market. The Company and other defendants contend that these practices are legal and proper under Regulation M of the federal securities laws.

In November 1998, all defendants moved to dismiss the complaint. In December 2000, the court dismissed this action with prejudice as to all parties. Plaintiffs appealed the dismissal with prejudice. All parties briefed the appeal, and in November 2001, the Second Circuit heard oral argument on the appeal. No decision has been entered on the appeal, but a decision is expected in the spring of 2003. Accordingly, no provision has been made in the accompanying financial statements.

In December 2000, a customer filed an arbitration claim against the Company, seeking damages of approximately $40,000. Defendants moved successfully for an order requiring the plaintiffs to file a more definitive statement of claim disclosing their legal theories and alleged damages. The case was settled in April 2002 for $4,900. This matter was closed.

Note 5 - Commitments and Contingencies (Continued):

Contingency / Subsequent Events (Continued):

The Company is undergoing an audit by the Connecticut Department of Revenue Services regarding use tax on out-of-state purchases, as well as computer and data processing services. No assessment has been agreed to and no accrual has been made within the accompanying financial statements.

Note 6 - Capital Stock and Equity Considerations:

As of October 31, 2002, Class A preferred stock had a par value of $1,000 per share and a cumulative dividend of five percent. There were 1,000 shares authorized, 198 shares issued, and 198 shares outstanding. Class B preferred stock had a par value of $100 per share and a noncumulative dividend of four and one-half percent. Authorized shares of Class B preferred stock were increased to 10,000, with 1,000 shares issued and 1,000 shares outstanding. Common stock had a par value of $1 per share. Authorized shares of common stock were increased to 10,000 shares, with 470 shares issued and 470 shares outstanding. Effective October 30, 2002, there was a retirement of treasury shares.

As of October 31, 2001, Class B preferred stock had a par value of $100 per share and a noncumulative dividend of four and one-half percent. There were 1,100 shares authorized, 1,100 shares issued, and 1,000 shares outstanding. There was no par value with respect to common stock. There were 1,000 shares authorized, 720 shares issued and 470 shares outstanding.

SCHEDULE 1

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
OCTOBER 31, 2002

NET CAPITAL:

Stockholders' Equity		$ 156,905
Less: Non-allowable assets -		
Advances to registered representatives	$ (59,210)	
Receivables not collected within 30 days	(6,738)	
Excess good faith deposit	(175)	
Furniture and equipment	(10,165)	
Prepaid expenses and security deposits	(26,986)	
Total Non-allowable Assets		(103,274)
Net Capital Before Haircuts on Securities Positions		53,631
Haircuts on trading securities		(3,300)
Net Capital		50,331
Less: Net capital requirement (greater of $11,242, 6 2/3% of aggregate indebtedness of $168,641, $50,000 or requirements applicable for market makers, $6,000)		50,000
Net Capital in Excess of Requirement		$ 331

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2002) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 331
Adjustments:	
Adjustment for accrued expenses	-
Net Capital	$ 331

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
OCTOBER 31, 2002

Total Liabilities	$	168,641
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	168,641

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2002) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	168,185
Adjustments:		
Adjustment to accrued expenses		456
Aggregate Indebtedness	$	168,641

SCHEDULE 3

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
OCTOBER 31, 2002

The Company clears all customer transactions through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).